Exhibit 99-2

The following information is from pages 6, and 8 through 16 of Energy East's Proxy Statement dated March 3, 1999.


SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates the number of shares of Common Stock and Common Stock equivalent units beneficially owned as of February 12, 1999 by each director and nominee, each of the executive officers named in the Summary Compensation Table included elsewhere herein, and by the 17 current directors and executive officers as a group and the percent of the outstanding securities so owned.


                                                          Total
                                                       Common Stock
                   Common Stock                            and
                   Beneficially   Common Stock         Common Stock    Percent
Name                 Owned(1)   Equivalent Units(2)  Equivalent Units  of Class
Richard Aurelio       1,000          1,080                2,080          (3)
James A. Carrigg     15,087         18,455               33,542          (3)
Alison P. Casarett      541         10,629               11,170          (3)
Joseph J. Castiglia   5,000          2,579                7,579          (3)
Lois B. DeFleur         300          2,579                2,879          (3)
Daniel W. Farley     13,522          3,862               17,384          (3)
Michael I. German    42,284         11,892               54,176          (3)
Everett A. Gilmour    3,052          1,407                4,459          (3)
Paul L. Gioia         2,649          3,445                6,094          (3)
Kenneth M. Jasinski  18,866          4,305               23,171          (3)
John M. Keeler        1,301          6,451                7,752          (3)
Ben E. Lynch          1,219          6,247                7,466          (3)
Alton G. Marshall       200          1,407                1,607          (3)
Walter G. Rich        1,000          1,080                2,080          (3)
Robert E. Rude        7,939          1,059                8,998          (3)
Wesley W. von Schack 99,241         30,248              129,489          (3)
17 current directors
 and executive officers
 as a group         219,820        107,784              327,604          (3)

___________
(1) Includes shares of Common Stock which may be acquired through the exercise of stock options which are exercisable currently. The persons who have such options and the number of shares which may be acquired are as follows: Mr. Farley, 10,032; Mr. German, 31,666;
Mr. Jasinski, 16,666; Mr. Rude, 5,000; Mr. von Schack, 83,333; and all executive officers as a group, 151,697.

(2) Includes Common Stock equivalent units granted under the Long-Term Executive Incentive Share Plan ("LTEISP") and the Director Share Plan for non-employee directors for which the director, nominee or executive officer does not have voting rights.

(3) Less than  2/3 of 1% of the outstanding Common Stock.

EXECUTIVE COMPENSATION

     Compensation for services to the Company and its subsidiaries for each of the last three fiscal years of the chief executive officer and the next four highest compensated executive officers of the Company who served in such capacities on December 31, 1998, is shown by the following:

Summary Compensation Table

                                                    Long-Term
                                                   Compensation
                                                      Awards
Name and                         Annual Compensation Options/       All Other
Principal Position     Year      Salary     Bonus     SARs (#)  Compensation(1)

Wesley W. von Schack   1998     $575,000   $283,475   100,000       $47,006
 Chairman, President   1997      575,000    257,677    69,000        66,641
 and Chief Executive   1996(2)   178,766     72,033         0        75,381
 Officer

Michael I. German      1998      323,878    120,750    55,459         5,000
 Senior Vice           1997      237,500     74,375    30,000         6,075
 President             1996      217,500     50,563         0         2,250

Kenneth M. Jasinski(3) 1998      252,885    111,750    50,000             0
 Senior Vice           1997            0          0         0             0
 President and         1996            0          0         0             0
 General Counsel

Daniel W. Farley       1998      144,000     57,600    18,607         1,860
 Secretary             1997      144,000     37,800    13,533         3,360
                       1996      142,875     24,465         0         1,793

Robert E. Rude         1998      127,580     42,000    15,000         1,905
 Controller            1997      107,833     23,000     9,000         3,147
                       1996       96,650      3,912         0         1,578

     ___________
(1) In 1998, the Company contributed for Messrs. von Schack, German, Farley, and Rude, $2,500, $2,500, $1,860, and $1,725, respectively, under the Tax Deferred Savings Plan. The Company contributed for Messrs. German and Rude, $2,500 and $180, respectively, under the Employees' Stock Purchase Plan. For Mr. von Schack, $3,014 represents the dollar value of the term portion, and $41,492 represents the benefit, projected on an actuarial basis, of the whole-life portion of a premium paid for a life insurance policy.

(2) Compensation data for Mr. von Schack is provided only for a portion of 1996 because his employment commenced September 9, 1996.

(3) Compensation data for Mr. Jasinski is provided only for a portion of 1998 because his employment commenced April 29, 1998.

         Long-Term Incentive Plan Awards(1) in Last Fiscal Year (1998)

                               Performance
                                 or Other     Estimated Future Payout Under
                   Number of   Period Until    Non-Stock Price-Based Plans
                  Performance   Maturation   Threshold     Target      Maximum
Name                 Shares      or Payout   Shares(#)   Shares(#)    Shares(#)
Wesley W. von Schack  6,828    1998-2000      1,707       6,828       10,242
Michael I. German     2,599    1998-2000        650       2,599        3,899
Kenneth M. Jasinski   2,265    1998-2000        566       2,265        3,398
Daniel W. Farley        786    1998-2000        197         786        1,179
Robert E. Rude          552    1998-2000        138         552          828
___________
(1) Pursuant to the LTEISP, participants, including executive officers of the Company, were granted a certain number of Performance
Shares in 1998 depending upon their position. Performance Shares granted earn dividend equivalents in the form of additional
Performance Shares. Payments representing the cash value of a certain percentage of the Performance Shares are made at the end of each three-year Performance Cycle and are based on the Company's ranking with respect to its three-year average total stockholder return as compared to the top 100 utilities by revenue. A new Performance Cycle begins on January 1 of each year. Achievement of a ranking of 65th will result in the payment of the cash value of 25% (threshold amount) of the Performance Shares. Achievement of a ranking of 50th will result in the payment of the cash value of 100% (target amount) of the Performance Shares. Achievement of a ranking of 20th will result in the payment of the cash value of 150% (maximum amount) of the Performance Shares. There will be no payments, however, if the Company's ranking is below 65th. The value of the Performance Shares will be measured by reference to the average of the daily closing prices of a share of Common Stock for the last five trading days of the Performance Cycle.




                 Options/SAR Grants in Last Fiscal Year (1998)

                                   Individual Grants
                                 Percentage
                                  of Total
                      Number of  Options/SARs
                      Securities Granted to                           Grant
                      Underlying  Employees   Exercise                 Date
                     Options/SARs In Fiscal    or Base   Expiration  Present
Name                  Granted(#)(1) Year     Price($/Sh)    Date     Value(4)
Wesley W. von Schack   100,000     18.17%     $35.8750    2/05/08   $535,000
Michael I. German       50,000      9.09%      35.8750    2/05/08    267,500
                         5,459(2)    .99%      57.4375    5/21/07     51,751(5)
Kenneth M. Jasinski     50,000(3)   9.09%      40.1250    4/29/08    347,500(6)
Daniel W. Farley        18,000      3.27%      35.8750    2/05/08     96,300
                           607(2)    .11%      57.4375    5/21/07      5,754(5)
Robert E. Rude          15,000      2.73%      35.8750    2/05/08     80,250
___________
(1) Pursuant to the 1997 Stock Option Plan, participants were granted
Options to purchase a specified number of shares of Common Stock at specified exercise prices. These Options were granted in tandem with Stock Appreciation Rights and are for a term of ten years from the date of grant. The exercise price of an Option or tandem Stock
Appreciation Right may not be less than 100% of the closing price of a share of Common Stock determined on the last trading date before such Option and tandem Stock Appreciation Right are granted. The exercise of an Option or a tandem Stock Appreciation Right will result in a corresponding cancellation of the related Stock
Appreciation Right or Option to the extent of the number of shares of Common Stock as to which the Option or the Stock Appreciation Right was exercised. Replacement Options are granted to participants at the time of an exercise of an Option to the extent that all or any portion of the Option exercise price or taxes incurred in connection with the exercise of the Option are paid for by using other common shares of the Company or by the withholding of the Company's common shares. The Replacement Option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement Options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original Option. The Options are transferable to family members and certain entities under certain circumstances. Except where noted, the Options and tandem Stock
Appreciation Rights were granted on February 5, 1998. The Options and the tandem Stock Appreciation Rights are exercisable in three installments regarding the original number of Options granted as follows: (a) in aggregate as to no more than 33 1/3% on January 1, 1999; (b) in aggregate as to no more than 66 2/3% on January 1, 2000;
and (c) on January 1, 2001 as to 100% of all Options which have not been previously exercised.

(2) Represents the grant of a Replacement Option. The Replacement
Option was granted on December 7, 1998 and will be first exercisable on June 7, 1999.

(3) The Options and tandem Stock Appreciation Rights were granted on April 29, 1998 and have the same vesting schedule as the Options and tandem Stock Appreciation Rights granted on February 5, 1998.

(4) Based on the Black-Scholes option pricing model. There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 21.34%; risk-free interest rate, 5.82%; and an expected term before exercise of 10 years.

(5) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 23.23%; risk-free interest rate, 4.96%; and an expected term before exercise of 10 years.

(6) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 21.41%; risk-free interest rate, 6.02%; and an expected term before exercise of 10 years.

        Aggregated Option/SAR Exercises in Last Fiscal Year (1998) and Fiscal Year-End Option/SAR Values

                                                        Number of Shares
                                                      Underlying Unexercised
                         Shares                         Options/SARs at
                       Acquired on    Value             Fiscal Year-End(#)
Name                   Exercise(#)  Realized(1)    Exercisable Unexercisable
Wesley W. von Schack     19,000      $408,500         50,000        100,000
Michael I. German        15,000       535,313         15,000         55,459
Kenneth M. Jasinski           0             0              0         50,000
Daniel W. Farley          1,533        48,984          4,032         18,607
Robert E. Rude                0             0              0         15,000


                              Value of Unexercised
                          In-the-Money Options/SARs at
                                Fiscal Year-End(2)
Name                        Exercisable Unexercisable
Wesley W. von Schack         $1,737,500    $2,062,500
Michael I. German               521,250     1,031,250
Kenneth M. Jasinski                   0       818,750
Daniel W. Farley                140,112       371,250
Robert E. Rude                        0       309,375


___________
(1) The "Value Realized" is equal to the difference between the Option exercise price and the closing price of a share of Common
Stock on the NYSE on the date of exercise.

(2) The "Value of Unexercised In-the-Money Options/SARs at Fiscal
Year-End" is equal to the difference between the Option exercise price and the closing price of $56.50 a share of Common Stock on the NYSE on December 31, 1998.

                            Pension Plan Table

    The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the Supplemental Executive Retirement Plan ("SERP") as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

Average
Annual                                Years of Service
Salary*      10       15        20        25        30        35       40**
$700,000  $314,300 $351,000  $387,800 $424,500  $461,300  $498,000  $534,800
 650,000   290,600  324,800   358,900  393,000   427,100   461,300   495,400
 600,000   267,000  298,500   330,000  361,500   393,000   424,500   456,000
 550,000   243,400  272,300   301,100  330,000   358,900   387,800   416,600
 500,000   219,800  246,000   272,300  298,500   324,800   351,000   377,300
 450,000   196,100  219,800   243,400  267,000   290,600   314,300   337,900
 400,000   172,500  193,500   214,500  235,500   256,500   277,500   298,500
 350,000   148,900  167,300   185,600  204,000   222,400   240,800   259,100
 300,000   125,300  141,000   156,800  172,500   188,300   204,000   219,800
 250,000   101,600  114,800   127,900  141,000   154,100   167,300   180,400
 200,000    78,000   88,500    99,000  109,500   120,000   130,500   141,000
 150,000    54,400   62,300    70,100   78,000    85,900    93,800   101,600

___________
* Average of the salaries (not including amounts listed under "Bonus," "Long-Term Compensation Awards, Options/SARs," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the SERP was assumed to be 5% higher than each salary shown.

** Maximum years of employment service for Retirement Benefit Plan and SERP purposes.

     The Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including executive officers of the Company and certain subsidiaries, based on length of service and the average for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal or early retirement benefits.

     The SERP provides that all salaried employees, including executive officers of the Company and certain subsidiaries, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees of the Company and certain subsidiaries, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of salary within the last ten years of employment.


     Messrs. von Schack, German and Jasinski each have an agreement with the Company and NYSEG which provides that, for the purposes of the Retirement Benefit Plan and the SERP, they each will be credited with two years of service for each year actually worked for the first five years of employment, provided that they each are employed by the Company or NYSEG for at least five years. Mr. von Schack was employed commencing September 9, 1996, Mr. German was employed commencing December 5, 1994, and Mr. Jasinski was employed commencing April 29, 1998.

     Messrs. von Schack, German, Jasinski, Farley and Rude have 2, 4, 1, 17, and 22 credited years of service, respectively, under the Retirement Benefit Plan and SERP.

EMPLOYMENT, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

     The Company and NYSEG have entered into employment agreements with Messrs. von Schack, German and Jasinski. Mr. von Schack's agreement provides for his employment as Chairman, President and Chief Executive Officer of the Company and of NYSEG for a term ending on September 8, 2001. Mr. German's agreement provides for his employment as Senior Vice President of the Company and Executive Vice President and Chief Operating Officer of NYSEG for a term ending on February 28, 2002. Mr. Jasinski's agreement provides for his employment as Senior Vice President and General Counsel of the Company and Executive Vice President of NYSEG for a term ending on April 28, 2002. Each agreement provides for automatic one-year extensions unless either party to an agreement gives notice that such agreement is not to be extended. Each agreement was unanimously approved by the Board of Directors and provides for, among other things, a base salary of $575,000 for Mr. von Schack, $375,000 for Mr. German, and $375,000 for Mr. Jasinski, subject to increase by the Board of Directors, and in the case of Mr. von Schack, the payment of the annual premium on a life insurance policy (the "Life Insurance Policy") on his life. The agreements also provide for eligibility for participation in the Company's or NYSEG's other compensation and benefit plans and for certain payments in the event of the termination of employment for cause due to disability or termination by the Company without cause prior to a change in control of the Company.

     The agreements also provide that, if, generally, within two years following a change in control of the Company, the officer's employment is terminated either by the Company without cause or by the officer for good reason, he will receive a lump-sum payment equal to three times the sum of (i) his then-annual base salary, (ii) an award under the Annual Executive Incentive Plan ("AEIP") for the year in which the termination occurs, and (iii) in the case of Mr. von Schack, the premium on the Life Insurance Policy. In the event of such termination, the officer's life (other than the Life Insurance Policy), disability, accident and health insurance benefits will continue for a period of thirty-six months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there will be no duplication of payments made pursuant to the agreement and the AEIP. Also, in the event of such termination, the officer will be given additional age and service credit under the SERP and the present value of any SERP benefits will be paid in a lump sum to the officer, unless the officer elects to receive such SERP benefits in the manner provided in the SERP. In the event that any payments made on account of a change in control of the Company, whether under the agreement or otherwise, would subject the officer to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Messrs. Farley and Rude each have a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of the Company, the individual's employment is terminated either by NYSEG without cause or by the individual for good reason. The severance agreements have terms ending on December 31, 2000 with automatic one-year extensions unless either party to an agreement gives notice that the agreement is not to be extended. The agreements were unanimously approved by the Board of Directors of NYSEG. The benefits consist of a lump-sum severance payment equal to two times the sum of (i) the individual's then-annual base salary, and (ii) any award under the AEIP with respect to the year immediately preceding the year in which the termination occurs. In the event of such termination, the individual's life, disability, accident and health insurance benefits will continue for a period of twenty-four months and the individual will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to the agreement and the AEIP. Also, in the event of such termination, the individual will be given additional age and service credit under the SERP. In the event that any payments made on account of a change in control of the Company, whether under the agreement or otherwise, would subject the individual to federal excise tax or interest or penalties with respect to such federal excise tax, the individual will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Certain employees, including senior management of the Company and of NYSEG, have entered into Employee Invention and Confidentiality Agreements. The agreements provide for, among other things, payments (up to one year's salary) and certain health insurance premiums to the individual in the event that the individual's employment is terminated whether voluntarily or involuntarily, and the noncompetition and nonsolicitation provisions of the agreement prevent the individual from obtaining other appropriate employment, so long as he or she is not entitled to receive payments under a change in control severance agreement.

     In the event of a change in control of the Company, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and an additional payment at the end of the year in which such change in control occurs, to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control. In addition, participants in the LTEISP will be paid an amount which includes
(i) the payment of awards for all cycles in progress at the time of such change in control computed and paid out in full (rather than pro rata) and based on the assumption that the Company's performance was at the 50th percentile; and (ii) any amounts earned under the normal terms of the LTEISP through the end of each performance cycle, to the extent those amounts exceed the amounts paid at the time of such change in control. All change in control payments under the LTEISP are to be valued based on the change in control price of the Company's Common Stock. After a change in control of the Company, officers and certain key employees of the Company and certain subsidiaries who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the SERP.

     The Executive Compensation and Succession Committee of the Board of Directors in its discretion may take certain actions in order to preserve, in the event of a change in control of the Company, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including any severance benefits that might become payable after a change in control of the Company under Mr. von Schack's, Mr. German's and Mr. Jasinski's employment agreements and the other severance agreements.


DIRECTORS' COMPENSATION

     Directors of the Company, other than officers of the Company or officers of any subsidiary of the Company, receive an annual retainer of $22,000, plus $1,000 for each directors' and committee meeting attended. The Chairperson of each standing committee receives additional compensation of $1,000 for serving as Chairperson of such committee. Under the terms of the Deferred Compensation Plan for Directors, directors can elect to defer a portion or all of their compensation. Such deferred compensation, together with interest thereon, is payable in a lump sum or over a period of years following retirement as a director.

     Pursuant to the Director Share Plan for Directors, persons who are non-employee directors are eligible for certain benefits to be paid upon their ceasing to serve as directors of the Company. On each January 1, April 1, July 1, and October 1, all non-employee directors receive 150 Phantom Shares pursuant to the Director Share Plan. In addition, all persons who were non-employee directors prior to January 1, 1996 received an initial grant of Phantom Shares either in an amount based on the actuarial present value of the vested accrued benefit earned by the director in lieu of continued participation in the Retirement Plan for Directors or in an amount equal to the number of Phantom Shares awarded to an eligible director from January 1, 1997 to the effective date of participation in the Director Share Plan. Phantom Shares granted earn dividend equivalents in the form of additional Phantom Shares. Upon a director ceasing to serve as a director of the Company, cash payments representing the value of the Phantom Shares held by the director are to be made to the director. The value of the Phantom Shares is to be determined by multiplying the number of Phantom Shares by the average of the daily closing prices of the Company's Common Stock for the five trading days preceding the date the director ceases to serve as a director. Under the terms of the Deferred Compensation Plan for the Director Share Plan, a director may defer a portion or all of the cash payment to be made under the Director Share Plan over a period of years following the director's ceasing to serve as a director.

     Pursuant to the Retirement Plan, eligible directors who opted to continue participating in the Retirement Plan qualify for annual retirement benefits. The Retirement Plan was amended in January 1996 to provide that any director elected after December 31, 1995 will not participate in the Retirement Plan. An eligible director who serves on the Board for at least five years qualifies for annual retirement benefits equal to 50% of the highest annual retainer in effect during such service. An eligible director who serves on the Board for ten years or more qualifies for annual retirement benefits equal to 100% of the highest annual retainer in effect during such service, while an eligible director with between five and ten years of service qualifies for prorated amounts. Payments of Retirement Plan benefits generally commence upon the later of the eligible director's attaining age 65 or retirement from the Board and continue for a period equal to the greater of the eligible director's life or ten years. Eligible directors elected prior to the effective date of the Retirement Plan will have such prior service included in establishing their eligibility and the amount of their retirement benefits.